United States securities and exchange commission logo





                            June 22, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp.
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 8, 2021
                                                            File No. 333-254845

       Dear Mr. Stad:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 2 to Form S-4

       General

   1. You disclose that you the domestication should constitute a tax-deferred reorganization within the meaning of
Section 368(a)(1)(F) of the Internal Revenue Code. To the
                                                        extent you believe that
the domestication qualifies as a reorganization within Section
                                                        368(a)(1)(F) of the
Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion.
Otherwise, revise your disclosure here and elsewhere to begin with a statement that it is
uncertain whether the domestication will qualify as a tax-
                                                        free reorganization and
describe the potential consequences to shareholders, including a summary of the tax
consequences if the Domestication fails to qualify as a 368(a)(1)(F)
                                                        reorganization.
 Marc Stad
Dragoneer Growth Opportunities Corp.
June 22, 2021
Page 2

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameMarc Stad
                                                         Division of
Corporation Finance
Comapany NameDragoneer Growth Opportunities Corp.
                                                         Office of Technology
June 22, 2021 Page 2
cc:       Thomas Holden, Esq.
FirstName LastName